Offering Statement for BrainLeap Technologies, Inc.

Paul Riss:	paul@netcapital.com

The Company

1. **What is the name of the issuer?**

BrainLeap Technologies, Inc.

4231 Balboa Ave #209

San Diego, CA 92117

Eligibility

2. **The following are true for BrainLeap Technologies, Inc.:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name
Jeffrey Coleman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/03/2019	Present	BrainLeap Technologies, Inc.	CEO
04/11/2011	Present	FactorFour Consulting, Inc.	Marketing Consultant/Founder

Bio: Jeff is a graduate of the Wharton School of Business and has worked with many small and growing businesses over the past 25 years – from biotech to software to fashion photography. He has owned a

digital marketing firm for the past 14 years. Work Experience:
https://www.linkedin.com/in/jeffcoleman21/

Name
Joseph Snider

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2009	Present	University of California, San Diego	Project Scientist
06/03/2019	Present	BrainLeap Technologies, Inc.	Chief Technology Officer

Bio: Dr. Snider is a project scientist at UC San Diego. His research centers around bridging gaps in the study of neuronal circuits, function and behavior, especially in humans. He earned his PhD at the University of California, Irvine. Work Experience: https://www.linkedin.com/in/joe-snider-b3578ba8/

Name
Jeanne Townsend

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/1992	Present	University of California, San Diego	Professor
06/03/2019	Present	BrainLeap Technologies, Inc.	Scientific Advisor

Bio: Jeanne earned her doctorate in Clinical Psychology from UC San Diego/San Diego State University in 1992 and joined the Department of Neurosciences as a Postdoctoral Fellow in that year. She has a secondary appointment as Adjunct Professor in the UCSD Department of Cognitive Science and serves as faculty in the UCSD/SDSU Joint Doctoral Program in Communicative Disorders, the UCSD Stein Institute for Research on Aging, the UCSD/SDSU Joint Doctoral Program in Clinical Psychology, and the UCSD Center for Human Development/Human Development Program. She also serves on the advisory board for a newly funded Innovative Research Hub (Roles of Emotion and Choice for Learning, REaCh for Learning, Research Hub). Jeanne directs the Research on Autism and Development Laboratory. She is a Clinical Neuropsychologist and Cognitive Neuroscientist whose focus is on the identification of brain structural and functional correlates of cognitive function, particularly dynamic attentional processes, and developmental changes in these relationships.

Name
Leanne Chukoskie

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/01/2021	Present	Northeastern University	Associate Professor
06/03/2019	Present	BrainLeap Technologies, Inc.	Chief Science Officer
08/01/2017	07/01/2020	Minerva Schools at KGI	Professor of Social Sciences
07/01/2014	06/01/2020	University of California, San Diego	Assistant Research Scientist
05/01/2018	Present	University of California, San Diego	Director of Power of Neurogaming Center

Bio: Dr. Chukoskie is an Associate Professor in the Department of Physical Therapy, Movement, and Rehabilitation Science in the Bouvé College of Health, and the Games Program in the College of Arts, Media, and Design at Northeastern University. Her lab develops sensor-enabled experiences for assessment, intervention, and education, especially for individuals with developmental differences. She enjoys collaborating broadly with clinicians, engineers, and educators to expand the interdisciplinary reach of her work. Her research on gaze-driven video games for intervention and assessment has been funded by NIH for children on the autism spectrum and older adults experiencing cognitive decline. Dr. Chukoskie has translated her training in the NSF-funded Science of Learning Centers into practice by applying active learning principles both in classes and in the internship program she leads for neurodiverse young adults. The internship program is part of an NSF Future of Work project she leads as PI that also seeks to develop AR, VR and game-based tools to help neurodiverse individuals practice soft skills needed to be successful in a workplace environment. Work Experience: https://www.linkedin.com/in/leannechukoskie/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Jeffrey Coleman

Securities:	1,800,000
Class:	Common Stock
Voting Power:	37.5%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

BrainLeap is a software company that trains attention through gaze-driven video games. Our suite of games improves attention skills and reduces distractibility, which supports better reading skills and academic outcomes. Where you look and where you are planning to look is where you are placing your attention. That is why controlling the games using only your eyes with an eye tracker, not a mouse or keyboard, is important to training multiple attention skills. BrainLeap licenses the Attention Arcade annually to schools for $2,000 per school site and requires schools to purchase the eye-tracking hardware for $300 per computer system. To sell our software, we use direct sales in the US and a partnership in the UK. Our goal is to have our software in 250 school sites by the end of 2024. We plan to do that with direct sales, direct marketing (email and mailers), attending conferences, and partnerships with companies serving similar markets. In addition, we plan to conduct a study with school partners to show the impact that improving attention skills has on reading outcomes, with the aim of providing schools with the data they need to make an informed decision on purchasing the Attention Arcade.

BrainLeap Technologies, Inc. currently has 3 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in BrainLeap Technologies, Inc. speculative or risky:**

   1. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.
   2. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
   3. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
   4. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is

difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

5. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

6. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

7. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

8. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

9. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

10. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

11. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

13. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality

agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

14. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

15. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

17. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

18. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

19. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

20. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

21. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

22. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

23. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

BrainLeap Technologies, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $501,600 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

    We plan to use the proceeds from this offering for lead generation and sales. That includes working with an outside lead generation company that focuses on the education industry, hiring a salesperson, attending conferences, starting a podcast on attention, and strengthening our social media presence. We also plan to work with a 3rd party to conduct a correlational study of improvements in reading outcomes after attention training. We also plan to dedicate a portion of proceeds to ongoing product development. This is planned to include making changes based on feedback from early adopters as well as improving engagement in the games based on input from our mentors at Ubisoft. Approximately 10% of the proceeds are planned to be used for legal fees, administration, and other general business expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$24,578
Compensation for managers	$0	$140,000
Compensation for staff (non-managers)	$0	$120,000
Lead generation service	$0	$60,000
Conferences - registration & travel	$5,510	$35,022
3rd-party study	$0	$30,000
Podcast management	$4,000	$24,000
Social media outsourcing	$0	$18,000
General & administrative	$0	$50,000
Total Use of Proceeds	**$10,000**	**$501,600**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and BrainLeap Technologies, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline.

We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.32 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes

adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	3,808,437	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Option (Equity Incentive Plan)	The Company's Board of Directors adopted a Stock Option Grant Plan on October 16, 2019 and awarded options of its Common Stock to its Chief Technology Officer (CTO) and two Advisory Board Members. Under this plan, the Board determined that an exercise price of $0.05 pershare was greater than or equal to the fair market value of the Common Stock as of the date of the grant. The grants carry varying vesting schedules and all grants under this plan have an expiration date 10 years following the approval date.	950,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing SAFE contracts are subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. The Company also has 950,000 shares reserved under the Equity Incentive plan. If those shares are exercised at a future date your ownership in the Company will be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of Brainleap Technologies, Inc. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	MDF Fund I, LP
Amount Outstanding:	$75,000
Interest Rate:	7.3%
Maturity Date:	January 31, 2023
Other Material Terms:	Payment is due upon the final payment from BrainLeap's NSF grant, which is for $120,000

Creditor(s):	SAFE, Pamela Caren Cosman and Brad Clifford Cosman
Amount Outstanding:	$100,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The Company has entered into non-refundable SAFE agreements with investors, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap of $4,000,000 divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion, subject to a discount rate of 30%, of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement.
Creditor(s):	SAFE, Pamela Caren Cosman and Brad Clifford Cosman
Amount Outstanding:	$25,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The Company has entered into non-refundable SAFE agreements with investors, which gives the investor the right to certain shares of the Company's capital stock at the price per share equal to a post-money valuation cap of $4,000,000 divided by the Company's capitalization. The SAFE agreements automatically terminate immediately following the earliest to occur of (a) the issuance of capital stock to the investor pursuant to the automatic conversion, subject to a discount rate of 70%, of the SAFE agreement following an equity financing as defined by the agreement, or (b) the payment, or setting aside for payment, of the amounts due to the investor pursuant to a liquidity event or dissolution event, as defined by the agreement.

25. **What other exempt offerings has BrainLeap Technologies, Inc. conducted within the past three years?**

Date of Offering:	07/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$380
Use of Proceeds:	Issuance of founder shares.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    BrainLeap Technologies, Inc. (the "Company") is a corporation organized on 06/03/2019 under the laws of Delaware. BrainLeap Technologies, Inc. is a software company that trains attention through gaze-driven video games. The Company's suite of games improves attention skills and reduces distractibility, which supports better reading skills and academic outcomes. The Company's main asset is its internally developed software ("Attention Arcade") which is amortized on a straight-line basis over a period of 10 years. BrainLeap licenses the Attention Arcade annually to schools for $2,000 per school site and requires schools to purchase the eye-tracking hardware for $300 per computer system. To sell our software, we use direct sales in the US and a partnership in the UK. The Company currently has 3,808,437 shares of common stock issued and outstanding, 10,000,000 shares of common stock authorized for future issuance and 950,000 options reserved for future issuance. During 2022, the Company issued 8,437 shares of common stock and was able to generate approximately $10,000 in revenues. During 2022, the Company was also able to pay back approximately $25,000 of the outstanding balance from its short-term loan with MDF Fund I, LP. During the year ended June 30, 2021, the Company had revenues of $9,969 and other income of $397,516, resulting in a net income of $140,117. The company raised $323,600 through National Science Foundation Grant funding. The project was for research related to "Hacking Eye Movements to Improve Attention." The grant was subject to the "Small Business Innovation Research Program Phase I" requirements. In addition, during the same fiscal year, $25,000 was raised via SAFE note issuances. This note carries a $4,000,000 valuation cap and a 70% discount upon conversion. On March 15, 2021, the Company took out a $100,000 term loan from MDF Fund I, LP to fund working capital while waiting for cost reimbursement from the National Science Foundation's Small Business Innovation Research grant. On October 13, 2021, the Company modified its short-term loan with MDF Fund I, LP. The modified agreement provided a revised payment schedule whereby the Company would make an interest-only payment plus a modification fee of $1,500 for the month of October 2021 and monthly interest-only payments through May 2022 thereafter. The maturity date under this contingency would be May 31, 2022, on which date the total outstanding balance would be due. After the release of the CPA Review Report the Company extended the maturity date to January 31, 2023. On June 12, 2020, the Company received loan proceeds in the amount of $76,070 under the Paycheck Protection Program (PPP) which was established as part of the Coronavirus Aid, Relief and Economic Security (CARES) Act and is administered through the Small Business Administration (SBA). During fiscal year 2021, the Company received notification from the SBA that they had been granted full forgiveness of the loan and has recorded forgiveness of the principal and accrued interest as Other Income for the year ended June 30, 2021. During the year ended June 30, 2020, the Company generated revenues of $4,409 and recorded $311,938 in other income, resulting in a net income of $172,734. The full amount recorded via other income is attributable to $311,938 National Science Foundation Grant funding. During the same fiscal year, the Company received $100,000 in funding through SAFE agreements. The Note carries a $4,000,000 valuation cap and a 30% discount upon conversion. With this raise, the Company plans to use the proceeds for compensation for managers and staff, lead generation services, registration and travel for conferences, 3rd party studies, podcast management, social media outsourcing, and general and administrative expenses.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

BrainLeap Technologies, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript #1: Where you look and where you are planning to look is where you are placing your attention. This connection can be leveraged to train attention skills in children. Hi, I am Jeff Coleman, CEO of BrainLeap. BrainLeap's Attention Arcade is a suite of specially designed video games that train attention skills. As you can see, this young lady is controlling the games using only her eyes. She is not using the mouse or keyboard. In Shroomdigger, you need to hold your gaze on the mushrooms to make them shrink and disappear. If you move your eyes off a mushroom, it regrows. This game trains the skills needed to pay better attention in class or stay focused on a difficult math problem. In Dr. Mole & Mr. Hide, you need to look quickly and accurately at the bandit moles to knock them back down into the hole. This trains fast and accurate shifts of attention. You also need to NOT look at Dr. Mole when he pops up. You even get a warning – that red exclamation point in the corner. This trains inhibitory control -- a skill needed to not get distracted, such as when you are reading. These are just 2 of the nine games in the suite which each train different aspects of attention. So, do the games actually work? Before BrainLeap was founded, research, funded by the National Institutes of Health, was done on the games. In a study done at the University of California, San Diego. Participants in a peer reviewed study showed measurable improvements in attention skills. In a follow-on study, that's being prepared for publication,participants saw an average increase in focus of 30%, a 55% improvement in inhibitory control, which is the ability to not be distracted while working on a task, and an average improvement in fast attention shifts of 68%. This skill is used when you have a conversation with multiple people. Fast shifts of attention allow you to notice facial expressions and social cues. An independent researcher at the University of Florida conducted an in-school study and got similar results that is also being prepared for publication. What do attention skills have to do with reading? As you can see, the reader on the left struggles to move their eyes efficiently over the page like the reader on the right. Many children struggle with reading due to weak attention skills. While they can decode and understand the words, weak attention skills keep them from moving their eyes and attention efficiently across the page. Training those skills can make them a faster and more effective reader. So where are we today? We've used more than a million dollars in grant funding from the National Science Foundation to build out the Attention Arcade and assessments. The Attention Arcade is a fully commercialized product with a scalable backend that can help millions of children. 19 schools and more than 70 families have chosen the Attention Arcade to train attention skills in their children. And, we have generated more than $30k in revenue to date. Now, we are looking for investment to help fuel our growth. We will use the proceeds to increase lead generation and sales to reach more schools. We believe in a world where attention training is the norm for improving attention control, where every child has the opportunity to improve their attention skills and build the confidence that comes from working to improve their capacity to learn and engage with the world around them. Our mission is to empower more than one million children to train attention skills every year. Won't you join us? Video Transcript #2: Jeff: When Jack was eight years old he liked to read the encyclopedia. He really loved that dense information but the other reason was he had very limited capability of reading longer period passages because of his attention skills. After training with the Attention Arcade for three months he was able to read the whole Harry Potter series over the summer. About a year ago, I was able to sit down with Paul and hear more about Jack's experience with the Attention Arcade and how it's changed his life. Paul describes it as kind of unlocking something in his brain. Paul: Once he got it it was like that it was it was a key that unlocked I don't even know what what it was that was preventing it but that's that's the best way that I can put it. Jeff: And while it may seem like that, what is really going on is that attention is foundational to so many skills including executive function. With better attention skills children have better inhibitory control to be able to stay on task, they have better working memory, and they just have better focus that they can sit and read for longer periods of time. Jeff: One of the common questions we get is are the impacts long lasting? I was able to catch up with Jack's dad a few months ago and it'd been about a year since Jack had last trained with the Attention Arcade. Paul confirmed that Jack's focus is still good and it's so good that he was actually able to um take a pre-calculus class to audit it as a nine-year-old because he really loves math and with the improved focus skills he can actually take on that level of material. Video Transcript #3: Jeff: Joey's mom Joanne shared with us that Joey has done much better with task initiation after starting the Attention Arcade. Joanne: I normally was always telling him you know go do this go do that and I'd always have to say multiple times you know go do your puffer, go brush your teeth and then one day I was telling him this and he's like I already did Mama J and it was like whoa because normally it was never done without being asked. Jeff: The reason for this is that attention is foundational to working memory and when you build attention skills, a child has better working memory and can take a list of you know tasks that they need to do and keep keep them in mind as they're working through them and continue to complete until they get to completion. Joey's also doing better in school, he has better attention and focus. Joanne shared with us that they got great reports back from his teachers last time they talked. Here's Joanne sharing in a zoom call that we had a few weeks ago. Joanne: We recently had his parent teacher conference I think it was week before last, and we weren't sure what to expect. It's kind of like with the remote learning we kind of don't know what's going on until it happens um and so we were surprised to hear that they said that he has been focused more on his class and getting his assignments turned in, which earlier in the year that was a really tough, tough thing you know just really rough and they just said to him you know Joey, whatever you're doing keep on doing it because it's working. Jeff: One question we often get is do the benefits continue even after a child stops playing? and the answer is yes for most children. Joey hasn't played in about six months and he was a very regular player when he started, practicing five days a week and he saw benefits very quickly but then he tapered off which we expect and hasn't played in about six months however he's still seeing the benefits of the training that he did um almost a year ago. Joanne: And I mean, his focus is so good that he can be like doing other things while his teacher is teaching and I got kind of like oh I hope his grades are going to be okay and believe it or not he still would get good grades even though he was like music in this ear, the teacher in this ear, the screen and just being able to multitask everything at once I mean it was pretty amazing. Jeff: And what does Joey think of the games? I'll let him share that with you. Joanne: He liked them. Joey: Do you want me to like tell you my two favorites? Ringleader, Trapezoid, and um Shroomdigger and Dr. Mole, Bob the butterfly. Joanne: He liked them all. Video Transcript #4: Where we look and where we are planning to look is where we are placing our attention. The Attention Arcade leverages that connection to train attention skills and get several areas of the brain working together more effectively. Games are controlled using only your eyes and each game trains different aspects of attention. For example Dr.Mole & Mr. Hide trains two different but related skills. The first is fast and accurate shifts of attention, you train the skill as you look at the Bandit and moles popping out of the holes. As you work on improving fast and accurate shifts of attention you're engaging different parts of the brain including the frontal and parietal regions. Identifying the bandit moles with your peripheral vision and looking at them quickly helps to strengthen the connections between these regions of the brain, which makes it easier to make fast and accurate eye movements and shifts of attention. The game also trains players to inhibit shifts of attention. When Dr. Mole pops up, you're not supposed to look at him, you even get a warning. While it is natural to want to look at something that appears suddenly, we can engage the same areas of the brain to suppress the eye movement to Dr. Mole. The parietal regions of the brain recognize Dr. Mole as a potential target, both practice inhibiting a movement to that target the frontal region strengthen their connections. Establishing when to move and when to suppress a movement is particularly important for self-control and staying on a task when there are distractions. The way in which the brain makes and strengthens connections is known as neuroplasticity. Connections in the brain can be strengthened when different regions are active at the same time. A common phrase that describes neuroplasticity is when neurons fire together they wire together. This means that when brain cells in a circuit are active one after another repeatedly, the connections in that circuit become stronger. By playing fun and engaging games, we are training attention and executive function skills that can help children be more effective, both in school and in the rest of life. Brainleap Technologies, improving attention, changing lives. [Music]

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://brainleaptech.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.